Exhibit 12

CVB Financial Corp.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
		(Dollars in thousands)
Earnings excluding interest on deposits (1):
Earnings before income taxes	$188,795	$162,286	$151,366	$162,797	$144,275
Fixed charges	4,212	3,896	5,136	13,341	13,449

	$193,007	$166,182	$156,502	$176,138	$157,724

Fixed charges (1):
Interest on borrowings	$2,252	$2,019	$3,305	$11,412	$11,620
Amortization of debt expense	-	-	-	-	-
Interest portion of rental expense	1,960	1,877	1,831	1,929	1,829

	$4,212	$3,896	$5,136	$13,341	$13,449

Ratio of earnings to fixed charges, excluding interest on deposits	45.82	42.65	30.47	13.20	11.73

Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	45.82	42.65	30.47	13.20	11.73

Earnings including interest on deposits (1):
Earnings before income taxes	$188,795	$162,286	$151,366	$162,797	$144,275
Fixed charges	10,256	9,853	10,402	18,318	18,336

	$199,051	$172,139	$161,768	$181,115	$162,611

Fixed charges (1):
Interest on deposits	$6,044	$5,957	$5,266	$4,977	$4,887
Interest on borrowings	2,252	2,019	3,305	11,412	11,620
Amortization of debt expense	-	-	-	-	-
Interest portion of rental expense	1,960	1,877	1,831	1,929	1,829

	$10,256	$9,853	$10,402	$18,318	$18,336

Ratio of earnings to fixed charges, including interest on deposits	19.41	17.47	15.55	9.89	8.87

Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	19.41	17.47	15.55	9.89	8.87

(1) As defined in Item 503(d) of Regulation S-K.